Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF AVADIM HEALTH, INC.

AVADIM HEALTH, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify:

FIRST: The name of the corporation is Avadim Health, Inc. (the “Corporation”).

SECOND: The Corporation was originally formed on August 12, 2013 under the name Avadim Technologies Inc. as a corporation in the State of Wyoming pursuant to the Wyoming Business Corporation Act (the “Wyoming Corporation”). Pursuant to the Wyoming Business Corporation Act and the DGCL, an Application for Certificate of Transfer was filed with, and a Certificate of Transfer was granted by, the Secretary of State of the State of Wyoming on August 1, 2018, and a Certificate of Conversion and Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 2, 2018, pursuant to which the Wyoming Corporation was converted into a corporation incorporated under the laws of the State of Delaware under the name Avadim Technologies Inc. (the “Prior Certificate”). The Prior Certificate was amended to change the Corporation’s name to Avadim Health, Inc. by a certificate of amendment to the Prior Certificate filed with the Secretary of State of the State of Delaware on September 6, 2018.

THIRD: The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 5, 2018.

FOURTH: The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the DGCL, adopted resolutions approving a reverse stock split and amending the Corporation’s Amended and Restated Certificate of Incorporation by inserting the following new paragraphs after the first paragraph of Article Fourth:

“Effective immediately upon this Certificate of Amendment becoming effective under the General Corporation Law of the State of Delaware, and without any further action by the holders of such shares, every four outstanding shares of the Corporation’s Common Stock shall be combined into one validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”).

No fractional shares of Common Stock shall be issued upon combination of the Common Stock in the Reverse Stock Split. All shares of Common Stock so combined that are held by a stockholder shall be aggregated subsequent to the foregoing Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock (as determined by the Corporation’s board of directors) on the date that the Reverse Stock Split is effective, rounded up to the nearest whole cent.

The par value of each share of Common Stock shall not be adjusted in connection with the Reverse Stock Split. All of the outstanding share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock, par value $0.001 per share, set forth in the Corporation’s Amended and Restated Certificate of Incorporation shall be appropriately adjusted to give effect to the Reverse Stock Split, as applicable.”

FIFTH: Thereafter, pursuant to a resolution of the Corporation’s board of directors, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, Avadim Health, Inc. has caused this Certificate of Amendment of the Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 17 day of January, 2020.

AVADIM HEALTH, INC.

By:	/s/ Stephen Woody
Stephen Woody Chief Executive Officer

[Signature Page to Charter Amendment]